Contact

www.linkedin.com/in/cornell-christianson-0a649712 (LinkedIn)

Top Skills

Creative Writer
Marketing Research
Writing

Languages

English

Honors-Awards

Senate Citation
Ovation Award Nomination
Ten Best Plays of the Year
Best Horror Short Film
Best Fantasy Short Film

Publications

Holiday Skits & Contests
The Deanna Protocol: Hope For ALS
Legendary Locals Of Fair Lawn
Legal Secrets For Independent Filmmakers

Cornell Christianson

Writer-Producer at Marilyn Exposed Productions LLC
Brooklyn, New York, United States

Summary

Cornell Christianson is the Writer-Producer of the upcoming Off-Broadway musical "Marilyn Exposed" that he wrote with original songs by Beth Lawrence and Norman Thalheimer. Show exposes the truth about Marilyn Monroe with six big musical song and dance numbers. Is set to open in fall 2025.

Christianson is the Writer-Producer of the award-winning 1940s film noir musical "Wicked City Blues" which opened in 2019 and ran for 9 months in historic Off-Broadway theatre Actor's Temple Theatre on 47th St. It was shut-down by the closing of NY theatres in March 2020, but will resume its run in winter 2025

He is also the Writer-Producer of the award-winning 1950s sci-fi musical-comedy "It Came From Beyond" which opened in 2018 and ran for 15 months Off-Broadway in St. Luke's Theatre on 46th St produced by a leading Off-Broadway producer, John Lant. The musical was named Best in Theatre in Los Angeles with 6 Ovation Award nominations. The musical will re-open Off-Broadway in late 2025.

Critical reviews included: “Grease meets War of the Worlds” – Broadway World

"Hysterical ... the lyrics are a riot" – NY Theatre

"Hilarious ....the next Rocky Horror Show" - Pasadena Weekly

"Thoroughly entertaining" - Los Angeles Times

“One of the greatest sci-fi dance routines of all time” - Gawker

Specialties: Cornell writes musicals with a unique structure of two parallel and interconnecting stories that go back and forth between two worlds. Has written a 1940s film noir musical, a 1950s sci-fi

musical, a 1950s Marilyn Monroe musical and a 1960s sword and sandal musical.

Experience

WCB Productions LLC

Producer-Writer

April 2018 - Present (7 years 3 months)

Greater New York City Area

Producer-Writer of 1940s film noir musical-comedy "Wicked City Blues" which opened Off Broadway in 2019 directed by CB Murray and starring Alicia Buxton and Thom Brown. Ran 9 months Off-Broadway at Actor's Temple Theatre on 47th St. and was shut-down when NY theatres were closed by the virus. The show will reopen in 2025.

ICFB Productions LLC

Producer-Writer

September 2016 - Present (8 years 10 months)

Greater New York City Area

Producer-Writer of 1950s sci-fi musical-comedy "It Came From Beyond" which opened Off-Broadway in 2018 at St. Luke's Theatre on 46th Street at 8th Ave and ran 15 months before shut down by the pandemic. Will re-open in 2025. Critics gave it strong reviews including:

"A Smart Musical Homage to '50s Sci-Fi" - NYC Off Broadway
"Grease Meets War of the Worlds" - Broadway World
"Hysterical...the lyrics are a riot" - NY Theatre
"Fantastic musical numbers" - Theatre Pizzazz
"The next Rocky Horror Show" - Pasadena Weekly

The Los Angeles production got six Ovation Award nominations from L. A. Stage Alliance including Best Musical and Best Writing of a Musical. Won Best Supporting Actor.

Marilyn Exposed Productions LLC

Producer-Writer

January 2012 - Present (13 years 6 months)

Producer-Writer of the murder-mystery musical "Marilyn Exposed" about the life and mysterious death of Marilyn Monroe with original songs and dance

numbers. Show will open Off-Broadway in 2025 with lead producer John Lant and director CB Murray.

Agape International Spiritual Center

Director, Agape Road Show Volunteer Singers

January 1996 - September 2016 (20 years 9 months)

My responsibilities include producing and directing 10 volunteer singers in songs, skits, magic tricks and dance at nursing homes. Awarded New Jersey and California State Senate Citations for Community Service of senior citizens.

Cornell Christianson Productions

Producer-Writer

August 1998 - January 2006 (7 years 6 months)

Greater Los Angeles Area

He was a Producer-Writer at Paramount Pictures and Twentieth Century Fox where he produced the award-winning television series The Paper Chase starring John Houseman.

He won a Mania Award presented by Wes Craven for writing the short film, Repossessed, starring JoBeth Williams, which took First Prize at six international film festivals including Comic-Con. He wrote the short film Out There starring Harry Shearer which won First Prize at the Houston Film Festival. These two short films were accepted into 18 film festivals in the US and Europe.

He wrote or produced over 100 television commercials and industrial films whose awards include Information Film Producers of America Gold Award, Int. Communication First Place Award, and Int. Industrial Films Creative Excellence Award.

Twentieth Century Fox Film Corp

Producer-Writer

January 1983 - October 1985 (2 years 10 months)

Produced the award-winning television series "The Paper Chase" starring John Houseman, the first scripted television series on cable television. Made possible by introducing to the Hollywood studio system a new method of video production that reduced the budget of a one-hour drama by half so cable networks could afford to license them in the 1980s.

Education

UCLA Anderson School of Management

MBA, Marketing-Finance

The College of William and Mary

Bachelor of Arts, Economics

Fair Lawn High School

Valedictorian, Pre-Medicine

USC Annenberg School for Communication and Journalism

PhDc, Communication and Media Studies